Electronic Articles of Incorporation
For

P16000065680
FILED
August 08, 2016
Sec. Of State
vherring

RED EMPIRE REAL ESTATE INVESTMENTS INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I
The name of the corporation is:
RED EMPIRE REAL ESTATE INVESTMENTS INC.

Article II
The principal place of business address:
247 SW 122ND TERR
PEMBROKE PINES, FL. 33025

The mailing address of the corporation is:
247 SW 122ND TERR
PEMBROKE PINES, FL. 33025

Article III
The purpose for which this corporation is organized is:
ANY AND ALL LAWFUL BUSINESS.

Article IV
The number of shares the corporation is authorized to issue is:
1,000,000,000

Article V
The name and Florida street address of the registered agent is:
PATRICK NOEL
247 SW 122ND TERR
PEMBROKE PINES, FL. 33025

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: PATRICK NOEL, RED EMPIRE REAL ESTATE

P16000065680
FILED
August 08, 2016
Sec. Of State
vherring

Article VI

The name and address of the incorporator is:

PATRICK NOEL
247 SW 122ND TERR

MIAMI, FL 33025

Electronic Signature of Incorporator: PATRICK NOEL

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
PATRICK NOEL
247 SW 122ND TERR
PEMBROKE PINES, FL. 33025

Title: P
URIEL ORTIZ
3021 SW 22ND COURT
FORT LAUDERDALE, FL. 33312

Article VIII

The effective date for this corporation shall be:

08/01/2016